Mail Stop 6010

November 19, 2007

Mr. Kevin Quinlan
Chief Financial Officer
Anika Therapeutics, Inc.
160 New Boston Street
Woburn, Massachusetts 01801

      Re: **Anika Therapeutics, Inc.**
                  Form 10-K for the fiscal year ended December 31, 2006
                  Filed March 13, 2007
                  Form 10-Q for the quarter ended September 30, 2007
                  File No. 001-14027

Dear Mr. Quinlan:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Controls and Procedures, page 66

1.   We note your disclosure that your "chief executive officer and principal financial officer have concluded that [y]our disclosure controls and procedures are **reasonably** effective to ensure that material information relating to [you] required to be disclosed by [you] in reports [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." [emphasis added] It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. However, if you wish to include the definition following your conclusion, please revise the disclosure in future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Form 10-Q for the Quarterly Period Ended September 30, 2007

Controls and Procedures, page 24

2.   We note your statement that "the Company's disclosure controls and procedures were effective at the reasonable assurance level." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3604 if you have questions regarding these comments and related matters. You may also contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Kate Tillan
Assistant Chief Accountant